Exhibit 99.2

This press release is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Hong Kong or Japan.

LBi to merge with Obtineo to create Europe’s largest marketing and technology agency

Obtineo is a combination of Bigmouthmedia, the largest search engine marketing specialist in

Europe, and €40m of new capital committed towards global expansion of the combined entity

The Boards of Directors of LBI International AB (“LBi”) and Obtineo Netherlands Holding NV (“Obtineo”) have unanimously agreed to merge the companies to create Europe’s largest marketing and technology agency.

Transaction highlights:

•	The combined entity will:

•	combine LBi’s best in class digital media, marketing, communications, design, branding and technology services with Obtineo’s leading search engine marketing

•	meet growing customer demand for one agency to provide services across geographies

•	create Europe’s largest marketing and technology agency with strong capabilities in US, Asia and MENA

•	encompass knowledge sharing for the benefit of clients with over 1,800 people across 15 countries

•	bring together a strong customer base of blue chip, global companies

•	create a stronger appeal to attract and maintain the best talent

•	provide a simplified listing structure, greater access to global capital markets and international investors

•	capitalise on the structural shift in spend from offline to online channels

•	strengthen financial position with ability to drive further industry consolidation

•	Investment of €50m to support further expansion in the US, Asia and MENA

•	€40m committed by Obtineo through a private placement to Carlyle, Cyrte and Janivo

•	€10m to come from a fully underwritten rights issue expected in July, 2010

•	The Boards of Directors of both companies are confident that material revenue synergies and cost savings can be made

Transaction summary:

•	Obtineo and LBi merge

•

The exchange ratio has been set so that, post rights issue, the shareholders in LBi will receive 51% in the merged entity, former shareholders in Bigmouthmedia will receive 25% in the merged entity and investors participating in the €40 million private placement will receive 24% of shares in the merged entity

•	Each share in LBi will be exchanged for 1 share in Obtineo

•

LBi has received irrevocable undertakings from shareholders representing 34,414,053 ordinary shares or 55,5% of LBi’s share capital to vote in favour of the merger plan and the shareholders of Obtineo have undertaken irrevocably to vote in favour of the merger

•	The completion of the merger is subject to standard conditions including Extraordinary General Meetings for LBi’s and Obtineo’s respective shareholders, both expected to be held in April, 2010

•	LBi and Obtineo’s Boards of Directors and Executive Management expect the merger to be finalised by July, 2010

•	The merged entity, which will trade under the name LBi, will be a Dutch NV with a single listing at NYSE Euronext Amsterdam and is expected to be listed on July, 2010

•	Upon completion of the merger, the shares in LBi will no longer be listed on NASDAQ OMX Stockholm

•	Fred Mulder, LBi Chairman, will be Chairman of the Supervisory Board of the merged entity, Luke Taylor, LBi CEO, will be CEO and Huub Wezenberg CFO will be CFO of the merged entity

LBi’s and Obtineo’s Boards of Directors view the merger as beneficial for both companies and their shareholders. Both Boards of Directors further believe that the exchange ratio is fair. The Boards of Directors’ recommendations are supported by a fairness opinion by Erik Penser Bankaktiebolag.

Rights issue

The Boards of LBi and Obtineo have agreed that, following the merger of the two entities, the combined business will launch a fully-underwritten rights issue at €1.00 per share, which will be available exclusively to LBi shareholders. The rights issue provides existing LBi shareholders the opportunity to invest in the combined company at a discount to the combined equity value. The Boards of Directors believe there are significant growth opportunities available to the merged entity to drive value for all shareholders.

Commenting on the transaction, Luke Taylor, CEO of LBi said:

“This is a transformational deal in a growing market. Combining these businesses will enable us to offer our clients digital marketing, consulting and technology services wherever they operate, all under one roof. This combination also solidifies our position as the European leader and enables us to strengthen our reach in the US, Asia and MENA. We are now well placed to take advantage of the irreversible spending shift to online channels.”

Fred Mulder, Chairman of LBi, said:

“This combination serves to meet client demands for an agency that provides best in class service and a wide scope and breadth of digital advertising services. I believe the combined competencies and scale achieved by this transaction, together with the funding to support further international expansion, provides a unique and highly sought after service.”

Nazo Moosa, Director at Carlyle, said:

“The Carlyle Group, Cyrte and Janivo enthusiastically support LBi’s growth as the sector continues to consolidate. This combination is unique in its geographical footprint and extensive range of services, and we look forward to working with Luke’s team to further strengthen LBi’s capabilities.”

Frank Botman, CEO of Cyrte, said:

“This is an exciting deal in a consolidating sector. We have invested in the new LBi because we are confident in the opportunities provided by the scope for further expansion of this differentiated service in the US and Asia.”

Invitation to phone conference

A webcast, at which the merger will be presented to analysts and media, will take place today, on February 25, 2010 at 11:00am GMT / 12:00pm CET and can be followed online on www.lbi.com.

Stockholm, February 25, 2010	Amsterdam, February 25, 2010

LBi	Obtineo

Board of Directors	Board of Directors

Enquiries:

LBi	Chairman	Fred Mulder	+31 (0) 20 460 2986

	CEO	Luke Taylor	+44(0) 7976 619 022

Obtineo	Communications Manager, Europe	Rosanna Konarzewski	+44(0) 20 7894 1632

Brunswick		Wendel Verbeek	+44(0) 207404 5959

Citigate First Financial		Claire Verhagen	+31(0)20 575 40 18

Notes to Editors

The information contained in this press release is such that LBi is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on February 25, 2010 at 07:30 CET].

Background on LBi

LBi is a global digital marketing and technology agency, blending insight, creativity and expertise to solve business problems. The largest genuinely full service agency of its kind in Europe, LBi provides the full range of digital capabilities, including digital strategy, branded content, service design, media, CRM, technology, managed hosting and support services.

The Company employs over 1,500 professionals located primarily in the major European, American and Asian business centers; such as Amsterdam, Atlanta, Berlin, Brussels, London, Milan, Mumbai, New York, Paris and Stockholm. LBi is listed on Nasdaq OMX in Stockholm and NYSE Euronext in Amsterdam (symbol: LBI).

Background on Obtineo

Obtineo is a combination of Bigmouthmedia, one of the world’s leading digital marketing agencies with 12 offices worldwide, and €40m of new capital committed towards global expansion of the combined entity. Bigmouthmedia is responsible for developing and managing integrated, highly effective SEO, PPC, Affiliate and Display campaigns which drive increased sales and outstanding ROI for brands big and small. The company was founded in 1997 and is one of the few digital marketing agencies with a proven track record of setting up and sustaining multilingual, multi-territory campaigns in 30 languages across the globe.

Preliminary pro forma financial information

The unaudited pro forma accounts presented below have been prepared to illustrate the merged group’s financial position and earnings after completion of the merger. The pro forma income statement for 2009 has been prepared by combining the actual income statements for the two groups for the nine months to 30 September 2009. Full year pro forma will follow in the merger prospectus.

The merger will be carried out in accordance with the purchase method and LBi has been identified as the acquiring company, applying the reverse merger principle. The reverse merger principle is applied because LBi’s shareholders will post merger have the majority in respect of ownership and board composition.

In preparing consolidated accounts for the merged group, LBi will establish new acquisition values for Obtineo’s assets and liabilities. Adjustments for synergy gains, cost-savings or costs in conjunction with the merger have not been included.

The preliminary acquisition analysis is based on the following assumptions:

The assumed share price for LBi is € 1.46 based on the latest share price of LBi as per February 23, 2010. Under these conditions the reverse merger principle gives an acquisition price of € 107.6 million including estimated deferred payment of € 6.7 million based on current share price. The equity in Obtineo is € 33.7 million including the funding of € 40 million. A preliminary valuation of client relationships in Obtineo has resulted in a value of € 6.7 million and the corresponding deferred tax liability is € 1.7 million. The remaining part € 68.9 million is allocated to goodwill.

The assumptions above result in the following pro forma adjustments:

The amortisation of the client relationship in the income statement amounts to € 1.3 million per year and the related deferred tax is € 0.3 million. In the pro forma amortisation of the client relationship is € 1.0 million and the related deferred tax is € 0.3 million. Amortisation of client relationship in the income statement of Obtineo has been adjusted with € 0.9 million and tax € 0.3 million.

The merged company intends to report consolidated accounts for the merged group as from that the merger is registered at the Swedish Companies Registration Office which is expected to be in July 2010 at the earliest. The information stated below, accordingly, does not necessarily reflect the result or the financial position that LBi and Obtineo would have had in combination if they had conducted their operations as a single unit over the same periods. Nor does the information necessarily provide any indication of the merged group’s future earnings.

Pro forma income statements for the period January to September 2009

	LBi	Obtineo	Adjustment	Pro forma Group M EUR

Net Sales	102.9	22.5		125.4

Earnings before depreciation and amortisation*	9.0	4.5		13.5
Depreciation & Amortisation	-4.8	-1.0	-0.1	-5.9
Impairment tangibles	-0.9	0.0		-0.9
Impairment intangibles	-68.9	0.0		-68.9
Operating result	-65.6	3.5	-0.1	-62.2

Financial items	-1.0	-0.6		-1.6
Result after financial items	-66.6	2.8	-0.1	-63.9

Income taxes	-2.1	-0.9	0.0	-3.0
Net result for the period	-68.7	1.9	-0.1	-66.9

*	Note: Proforma EBITDA includes 2009 restructuring costs of EUR 4.1 million related to LBi and EUR 0.5 million related to Obtineo, do not reflect revenue and cost synergies

Conditions for the merger

The completion of the merger is subject to standard authority approvals and approval by a majority of two thirds of LBi shareholders by both the votes cast and the shares represented at the Extraordinary General Meeting. Obtineo will be expected to file an approved prospectus in connection with the Euronext listing and the EUR 10 million offering of transferable subscription rights to shareholders of LBi.

Other Information

A lock-up period of 18 months has been agreed on with Carlyle, Cyrte and Janivo, as shareholders of the merged entity.

The merged entity has a commitment to make a potential cash payment of up to a maximum of €14 million to the current Shareholders of Bigmouthmedia, 18 months post merger, in the event that the share price of the merged entity does not trade above EUR 1.65. Full details will be set out in the Merger Prospectus.

Preliminary timetable

25 February, 2010	The merger is announced and made available to the companies’ shareholders

Early April, 2010	The merger prospectus is made public

April, 2010	Extraordinary General Meeting of LBi and Obtineo, respectively

July, 2010	The Swedish Companies Registration Office registers the merger

July, 2010	LBI International AB ceases trading and Obtineo Netherlands Holding NV begins trading on Euronext Amsterdam under the name LBi International NV

Organisation

The governance of the merged entity will be undertaken through a two-tier Board structure consisting of a Supervisory Board who will be responsible for taking key strategic decisions, and a Management Board whose responsibility will be for the day-to-day operations of the business and implementation of the Board strategy. Mr Luke Taylor, current CEO of LBi, will be the new CEO of the Management Board of the combined group and Mr Huub Wezenberg, current CFO of LBi, will be CFO of the combined group. Fred Mulder, LBi’s current Chairman, will be Chairman of the Supervisory Board. In addition to Mr Mulder, the Supervisory Board will include Joost Tjaden, Nazo Moosa, George William Fink and another independent member. Such proposal will be subject to the appropriate involvement of the nomination committee.

Strategic Advisory Committee

In addition to the Supervisory and the Management Board, a Strategic Advisory Committee will be formed to help inform the strategic direction of the company. This Committee will be chaired by Frank Botman, CEO of Cyrte, and include Michiel Mol and Steve Leach, founders of LBi and Bigmouthmedia respectively.

The head office of the combined entity, responsible for central administration and financial functions, will be located in Amsterdam.

Information to shareholders and merger plan

The Boards of LBi and Obtineo have prepared a joint merger plan in accordance with the Swedish Companies Act and the Dutch Civil Code. Copies of the merger plan, including the auditors’ report regarding the merger’s appropriateness for the companies and how the merger consideration has been determined, will be available at the companies’ offices ultimately on 26 February 2010, and can from such time be obtained free-of-charge from LBi, Tel: +46-(0)8-41 00 10 00. These will also be available on LBi’s website: www.lbi.com.

An information document will be made available to the shareholders of LBi not later than two weeks prior to the Extraordinary General Meeting of LBi, expected to be held in April 2010. This document will be prepared jointly by the Boards of Directors of LBi and Obtineo. The document is intended as a basis for decision-making by the shareholders of LBi prior to the general meeting that will resolve on approval of the merger plan.

Advisors

Jefferies International Limited* is acting as lead financial advisor and coordinator to the transaction. UBS is acting as the sell side advisor. Danske Markets Corporate Finance is acting as financial advisor to the Boards of Directors of LBi regarding the merger. SNS Bank will advise the merged entity regarding the listing on NYSE Euronext Amsterdam and the rights issue. The Boards of Directors’ recommendations have support by a fairness opinion from Erik Penser

Bankaktiebolag. Linklaters and Loyens & Loeff are acting as legal advisor to the Board of Directors of LBi and Houthoff are acting as legal advisors to Obtineo.

*	Authorised and regulated in the United Kingdom by the Financial Services Authority

Notice to shareholders in the United States

The LBi shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the LBi shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The LBi shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The LBi shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This merger is made for the securities of a foreign company. The merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.